BRANDON J. CAGE
Assistant Vice President, Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
September 24, 2009
Michael L. Kosoff
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company
Initial Registration Statement on Form N-4 (Pacific Destinations)
File Nos. 333-160772, 811-08946

Separate Account A of Pacific Life & Annuity Company
Initial Registration Statement on Form N-4 (Pacific Destinations NY)
File Nos. 333-160773, 811-09203
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”) and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments dated September 21, 2009, in connection with the above referenced Registration Statements on Form N-4, filed with the SEC on July 24, 2009. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements.
1. Staff Comment: General Comment. Please explain supplementally how and when the registrant will revise the Voyages prospectus to reflect comments made to disclosure that is common to both the Destinations and Voyages prospectuses.
Response: We intend to update the Voyages prospectus during our next annual prospectus update. In addition, we also update other prospectuses that we file registration statements for with the same additional or modified disclosure where applicable. The best time to ensure that the disclosure is applied uniformly across all applicable products is during the annual prospectus update, which we have done historically. We think this approach is reasonable.

Mr. Kosoff
September 24, 2009

2. Staff Comment: An Overview of Pacific Destinations (p. 3). Please remove the sentence that reads, “The terms of your Contract and of any Rider or Endorsement prevail over what is in this Prospectus.” The contents of a registration statement cannot be disclaimed. Further, the prospectus should describe all material rights and obligations under the contract.
Response: We deleted the above referenced disclosure.
3. Staff Comment: An Overview of Pacific Destinations — Optional Living Benefit Riders (p. 5)
a. Please include a statement that there may be adverse consequence to taking a withdrawal before a certain age or in excess of a given amount, which may include a reduction in benefits or termination of the rider.
Response: We added the following paragraph:
“Taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a particular rider, may result in adverse consequences such as a reduction in rider benefits or the failure to receive lifetime withdrawals under a rider.”
b. With regard to the Automatic Income Builder Rider, please briefly identify the major conditions that may effect one’s receipt of the benefits (e.g., investment restrictions, taking withdrawals before a given age (and specify that age), and taking excess withdrawals).
Response: The second paragraph of the Optional Living Benefit Riders subsection (a general information section that applies to all optional living benefit riders), contains disclosure regarding the investment restrictions. We added the following disclosure to that paragraph [new disclosure is underlined for your reference]:
“At initial purchase and during the entire time that you own an optional living benefit Rider, you must invest your entire Contract Value in as asset allocation program or in Investment Options we make available for these Riders. The allocation limitation associated with these Riders may limit the number of Investment Options that are otherwise available to you under your Contract. See OTHER OPTIONAL RIDERS — General Information — Investment Allocation Requirements. Failure to adhere to the Investment Allocation Requirements may cause your Rider to terminate.”
The Automatic Income Builder Rider already contains disclosure that reflects what could happen if an excess withdrawal is taken.
We added additional disclosure to the Automatic Income Builder Rider regarding at what age lifetime withdrawals begin. The disclosure is as follows [new disclosure underlined for you reference]:
“Automatic Income Builder Rider
This optional Rider lets you, before the Annuity Date, withdraw up to 4%, 5%, or 6% (depending on your age) of your Protected Payment Base per year, lock in market gains, and provides the potential to withdraw up to the Protected Payment Amount for life, if certain conditions are met. Lifetime withdrawals are available if the oldest Owner (or Annuitant, in the

Mr. Kosoff
September 24, 2009

case of a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Reset Date, whichever is later. If you are older than 59 1/2 and if you delay taking withdrawals, this Rider also provides the potential to receive a 0.10% increase in the withdrawal percentage per year, which can increase the percentage that you may withdraw each Contract Year without reducing your Protected Payment Base. Once a withdrawal is taken, regardless of your age when the withdrawal occurred, the 0.10% increase in the withdrawal percentage will no longer be applied. Any previously added 0.10% increase in the withdrawal percentage will be locked in and will remain a part of your total withdrawal percentage. If your total withdrawals in a Contract Year exceed the annual withdrawal amount allowed under the Rider, then the Protected Payment Base may decrease and the amount you may withdraw in the future under the Rider may be reduced.”
4. Fees and Expenses (p. 8).
a. Please briefly describe the term “Cumulative Value” in a footnote to the fee table.
Response: We added as new footnote number 2, the following description of Cumulative Value:
“Cumulative Value is the greater of the following: 1) the current Purchase Payment plus your existing Contract Value; or 2) the total of all Purchase Payments (including the current Purchase Payment) made into your Contract less any withdrawals.”
b. For readability, please consider defining the “Account Value” in footnote 4, and remove the cross-reference to the “Terms used in this prospectus”.
Response: We removed the cross references. In addition, we changed Account Value to Variable Account Value and provided a definition in footnote 4.
5. Examples (p.10). Please confirm supplementally that the expense examples reflect the front-end sales load in compliance with Form N-4, item 3, instr. 21(c).
Response: We hereby confirm that the expense examples reflect the front-end sales load in compliance with Form N-4, item 3, inst. 21 (c).
6. Sales Charge (p. 23).
a. Please provide an example of how the sales load breakpoints work.
Response: We added the following example:
“Example: Let’s assume that you send us a Purchase Payment for $25,000, your total Purchase Payments (including the current Purchase Payment) are $235,000, and your existing Contract Value is $240,000. To determine what the sales charge will be for the current Purchase Payment, we will have to determine your cumulative value. Your cumulative value, using the definition above, will be the greater of the current Purchase Payment ($25,000) plus the existing Contract Value ($240,000) which equals $265,000 or your total Purchase Payments of $235,000 (including the current Purchase Payment of $25,000). In this example, $265,000 was used (representing your existing Contract Value plus the current Purchase Payment) because it is higher than the total Purchase Payments made which are $235,000. With a cumulative value of $265,000, the sales charge percentage will be 2.5%. As a result, the sales charge will be $625 ($25,000 x 2.5%=$625).”

Mr. Kosoff
September 24, 2009

b. Please clarify how the “Letter of Intent” reduces the sales charge.
Response: We added the following disclosure to the end of the first paragraph to simply explain how the Letter of Intent reduces the sales charge. The following was added:
“For example, let’s assume that you made a $50,000 initial Purchase Payment and submitted an LOI for $200,000 along with your application. This makes your cumulative value equal to $250,000 for sales charge purposes. The sales charge percentage applied to the $50,000 will be 2.5% based on a cumulative value of $250,000. As a result, the sales charge will be $1,250 ($50,000 x 2.5% = $1,250). In this example, if an LOI was not submitted, the sales charge would be $2,250 ($50,000 x 4.5% = $2,250).”
7. Administrative Fee (p. 24). The prospectus states, “[t]he Administrative Fee will continue after the Annuity Date if you choose any variable annuity.” To avoid confusion, please replace the term “variable annuity” with “variable payout option”.
Response: We made the requested disclosure change.
8. Annual Charge Percentage Table (p. 25). In the second column heading, please include the word “current”. In the third column heading, please include the word “annual”.
Response: We added the requested disclosure.
9. Fund Expenses (p. 25). Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.
Response: We added the following paragraph:
“Some Investment Options available to you are “fund of funds”. A fund of funds portfolio is a fund that invests in other funds in addition to other investments that the portfolio may make. Expenses of fund of funds Investment Options may be higher than non fund of funds Investment Options due to the two tiered level of expenses. See the Fund prospectuses for detailed portfolio expenses and other information before investing.”
We do not want to specifically list each Investment Option that may invest in other funds due to the changes in portfolio holdings that can occur, the ability to maintain accuracy of such a list and for ease of disclosure management. We added the last sentence to direct the contract owner to all of the fund prospectuses so a comparison of all available investment options can be made before investing.
10. Choosing Your Annuity Option (p. 28 and SAI p. 9). Please clarify, if you select option 2 and later choose to fully redeem your contract, does the contract owner forego any possible life contingency payouts. If so, please state so in bold-faced type. If the contract owner retains the right to collect the life contingent payout, please disclose that this is the case.
Response: We added the following bold-faced disclosure to the following paragraph in prospectus and SAI:
“Additionally, if variable payments are elected under Annuity Options 2 and 4, you may redeem all remaining guaranteed variable payments after the Annuity Date. Also, under Option 4, partial redemptions of remaining guaranteed variable payments after the Annuity

Mr. Kosoff
September 24, 2009

Date are available. If you elect to redeem all remaining guaranteed variable payments in a single sum, we will not make any additional variable annuity payments during the Annuitant’s lifetime or the remaining guaranteed period after the redemption. The amount available upon a full redemption would be the present value of any remaining guaranteed variable payments at the assumed investment return. Full or partial redemptions of remaining guaranteed variable payments are explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.”
11. Your Annuity Payments (p. 28).
a. Please clarify supplementally what is intended by the phrase “with the ages set back 10 years”.
Response: “Ages set back 10 years” refers to the treatment of Annuitant ages to determine fixed and variable annuity payments. The payments are determined in part by subtracting 10 years from ages listed in the 1983a Annuity Mortality Tables along with other payment determinants.
b. Please explain in more general detail how variable payouts operate.
Response: We respectfully decline to add repetitive disclosure in this instance. The Choosing Your Annuity Option covers, generally, how fixed payments versus variable payments operate, the difference between the two regarding payment amount and the Annuity payout option that may be elected. In addition, the Amount of the First Payment subsection in Your Annuity Payments also goes into further detail of how variable payments operate in relation to the key factors that determine such payments; assumed investment return under the Contract and the performance of the underlying variable investment options. Given the close proximity between disclosures, we would just repeat what is already covered. We also include a cross reference to the SAI where there is additional information and mathematical examples. We disclose the main difference between fixed and variable; variable payments may change with each periodic payment.
12. Death Benefit Amount (p. 29). Please include a simplified example of the aggregate purchase payment less withdrawals concept either in the narrative or in appendix B, (If in appendix B, please include a specific cross-reference to the example.)
Response: The example in Appendix B was modified to reflect a simple numerical example of how the adjustment works.
In addition, we added the following to the second bullet of the Death Benefit Amount subsection [underlined for your reference]:
“your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received before each withdrawal by the ratio of the amount of the withdrawal to the Contract Value immediately prior to each withdrawal. The reduction made, when the Contract Value is less than aggregate Purchase

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September 24, 2009

Payments made into the Contract, may be greater than the actual amount withdrawn.”
13. Spousal Continuation (pp. 29-30). Please clarify, when a spouse continues the contract upon death of the owner, is the Contract Value plus the Add-In Amount considered the new premium payments for purposes of the Death Benefit. Please also define the capitalized term “Add-In Amount”.
Response: The Add-In Amount is considered earnings which we disclose. However, to further clarify, we added additional disclosure to be clear that it is not treated as a Purchase Payment. In addition, we added disclosure to define Add-In Amount. The new disclosure is underlined for your reference:
“...On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit proceeds. This “Add-In Amount” is the difference between the Contract Value and the death benefit proceeds that would have been payable. The Add-In Amount will be added to the Contract Value on the Notice Date. There will not be an adjustment to the Contract Value if the Contract Value is equal to or greater than the death benefit proceeds as of the Notice Date. The Add-In Amount will be allocated among Investment Options in accordance with the current allocation instructions for the Contract and may be, under certain circumstances, considered earnings. The Add-In Amount is not treated as a new Purchase Payment.”
14. Stepped Up Death Benefit Rider (SDBR) (pp. 31- 32).
a. Please include a simplified example of the aggregate purchase payment less withdrawals concept either in the narrative or in appendix B. (If in appendix B, please include a specific cross-reference to the example.) Please also note that this will result in a greater than dollar-for-dollar reduction, where contract value is less than the aggregate net premiums.
Response: The example in Appendix B was modified to reflect a simple numerical example of how the adjustment works.
In addition, we added the following disclosure to the second bullet in subsection (a) [underlined for your reference]:
“your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received before each withdrawal by the ratio of the amount of the withdrawal to the Contract Value immediately prior to each withdrawal. The reduction made, when the Contract Value is less than aggregate Purchase Payments made into the Contract, may be greater than the actual amount withdrawn.”
b. Please include a simplified example of the Guaranteed Minimum Death Benefit Amount either in the narrative or in appendix B. Please also note that this will result in a greater than dollar-for-dollar reduction, where contract value is less than the aggregate net premiums.
Response: The example in Appendix G was modified to reflect a simple numerical example of how the adjustment works.

Mr. Kosoff
September 24, 2009

In addition, we added the following disclosure to the second bullet in subsection (b) [underlined for your reference]:
“subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is your Guaranteed Minimum Death Benefit Amount before the withdrawal by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, to the Contract Value immediately prior to that withdrawal. The reduction made, when the Contract Value is less than the Death Benefit Amount, may be greater than the actual amount withdrawn.”
In addition, we added an introduction paragraph to address age, additional purchase payments, and withdrawals as follows:
“This optional Rider offers the ability to lock in market gains for your beneficiaries with a stepped-up death benefit, which is the highest Contract Value on any previous Contract Anniversary (prior to the Annuitant’s 81st birthday) increased by the amount of additional Purchase Payments and decreased by withdrawals that you make.”
15. Optional Withdrawals (p. 32). Under the sub-heading Amounts Available for Withdrawal, please include a statement that there may be adverse consequence to taking a withdrawal before a certain age or in excess of a given amount, which may include a reduction in benefits or termination of the rider.
Response: We added the following disclosure to the end of that paragraph:
“If you own optional riders, taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a rider, may result in adverse consequences such as a reduction in rider benefits or the failure to receive lifetime withdrawals under the rider.”
16. Optional Living Benefits (p. 35). With regard to the Automatic Income Builder Rider, please add language to the first paragraph of the “How the rider works” subsection disclosing the major conditions that may effect one’s receipt of the benefits (i.e., investment restrictions, taking withdrawals before a given age (and specify that age), and taking excess withdrawals) and the consequences of violating these conditions.
Response: The General Information Section (which is an introduction to the optional Riders) covers, in detail, the investment restrictions for each rider. We added the following general paragraph that applies to all riders in the General Information section to cover the potential effect of taking excess withdrawals where applicable:
“Taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a particular Rider, may result in adverse consequences such as a reduction in Rider benefits or the failure to receive lifetime withdrawals under a Rider.”
In addition, we modified the disclosure in each applicable How the Rider Works subsection to address certain age requirements for lifetime withdrawals [new disclosure underlined for your

Mr. Kosoff
September 24, 2009

reference]:
Automatic Income Builder Rider — How the Rider Works
“On any day, this Rider guarantees you can withdraw up to the Protected Payment Amount, regardless of market performance, until the Rider terminates. Lifetime withdrawals up to the Protected Payment Amount may continue after the Remaining Protected Balance is reduced to zero (0) if the oldest Owner (or youngest Annuitant, in the case of a Non-Natural Owner) was age 59 1/2 or older when the first withdrawal was taken after the Rider Effective Date or the most recent Reset Date, whichever is later. If a withdrawal was taken before age 59 1/2 and there was no subsequent Reset, withdrawals will cease once the Remaining Protected Balance is reduced to zero (0). If you are older than 59 1/2 and if you ...”
17. Annuitization (p. 39). In the last paragraph of this section, if accurate, please disclose that one may receive higher payout rates under the rider by continuing the contract in the accumulation phase than by annuitizing the contract.
Response: There are many factors that could determine the amounts that a Contract Owner can receive both during the accumulation phase using allowable rider withdrawal amounts and the income phase. We believe it may be too strong to say that one may receive higher payout rates by not annuitizing the contract which could be in the best interest of the Contract Owner. Such a statement may be misconstrued by someone claiming that we are encouraging or instructing a contract owner to “not” annuitize and to continue to maintain their rider. Since the Contract Owner’s financial professional is in the best position to assist with such a determination, given all of the variables and the specific contract owner’s situation, we added disclosure to instruct the Contract Owner to work with his or her financial professional. We added the following disclosure [underlined for your reference]:
“If you annuitize the Contract at any time prior to the maximum Annuity Date specified in your Contract, your annuity payments will be determined in accordance with the terms of your Contract. The Protected Payment Base, Remaining Protected Balance and Protected Payment Amount under this Rider will not be used in determining any annuity payments. Work with your financial professional to determine if you should annuitize your Contract before the maximum Annuity Date or stay in the accumulation phase and continue to take withdrawals under the Rider.”
18. Termination (p. 39). Please revise the first bullet in the termination section to account for the 30-day notice period.
Response: We respectfully decline to add the disclosure to the applicable bullet. The bullet is correct. The rider does terminate the day the Contract Owner fails to follow the Investment Allocation Requirements. The 30-day period is the period that allows them to “re-instate” the rider by taking corrective action. If the Contract Owner takes corrective action, we then reinstate the Rider and all of the benefit amounts and protected balances will remain the same as of the triggered termination date. We also do this from a programming standpoint to track pro-rated costs associated with the rider for those that truly wish to terminate their rider.
19. Changes to All Contracts (p. 51). Please revise the third sentence of the second paragraph of this

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September 24, 2009

section for clarity and readability.
Response: The third sentence was removed.
20. Rule 12h-7. Please note that if you qualify for and intend to rely upon the exemption provided by rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (Jan. 8, 2009).
Response: We will add disclosure prescribed by Rule 12h-7(f) to the prospectus.
21. Staff Comment: Powers of Attorney. Please provide powers of attorney that relate specifically to this registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the ’33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.
Response: Updated Powers of Attorney will be included in the next Pre-Effective Amendment.
22. Staff Comment: Series and Class Identifiers. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
Response: We hereby confirm that the contract name [Pacific Destinations] will continue to be the same as the EDGAR class identifiers.
23. Staff Comment: Guarantees and Support Agreements. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: There are no guarantees or support agreements with third parties to support the company’s guarantees under the policy. The company will be primarily responsible for paying out any guarantees associated with the policy. If any such agreements are entered into in the future, such agreement will be added as an exhibit under Item 24(b)(7) of Form N-4.
24. Staff Comment: Financial Statements, Exhibits, and Other Information. Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
Response: We hereby confirm that the applicable Financial Statements, Exhibits and/or Other Information will be filed via a Pre-Effective Amendment to the Registration Statement.
25. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

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September 24, 2009

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ BRANDON J. CAGE

Brandon J. Cage